February 26, 2021

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century Asset Allocation Portfolios, Inc. (the “Registrant”)
    File Nos. 333-116351; 811-21591

Dear Ms. Stojic:

This letter responds to your comments we discussed on January 26, 2021, relating to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement (the “Amendment”), filed on December 10, 2020, for the principal purpose of adding the following new series: One Choice Blend+ 2015 Portfolio, One Choice Blend+ 2020 Portfolio, One Choice Blend+ 2025 Portfolio, One Choice Blend+ 2030 Portfolio, One Choice Blend+ 2035 Portfolio, One Choice Blend+ 2040 Portfolio, One Choice Blend+ 2045 Portfolio, One Choice Blend+ 2050 Portfolio, One Choice Blend+ 2055 Portfolio, One Choice Blend+ 2060 Portfolio and One Choice Blend+ 2065 Portfolio (each a “Fund” and collectively the “Funds”). For your convenience, we restate each of your comments prior to our responses.

1.Comment: Supplementally explain how differing management fees between the classes are consistent with Rule 18f-3 of the Investment Company Act of 1940. Please confirm in correspondence that shareholders of each class are subject to the same advisory fee.

Response: We confirm that shareholders of each class of a Fund are subject to the same advisory fee. As explained in the third paragraph of the “Management – The Investment Advisor” section of the prospectus:

The difference in unified management fees among the classes is a result of their separate arrangements for non-Rule 12b-1 shareholder services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class.

2.Comment: The Principal Investment Strategies section refers to a Fund's "neutral mix." Please explain the term "neutral" in greater detail and whether it means the Fund will be relatively evenly allocated among asset classes at the target date, or will it be more heavily allocated in a particular asset class? For Funds further from their target date, please explain why the term "neutral" is appropriate given that the Funds may be more heavily allocated in a particular asset class at launch and for several years thereafter.

Response: As described in the prospectus, the “neutral mix” indicates how a Fund’s investments generally will be allocated among the major asset classes (i.e., stocks, bonds, and short-term investments). The neutral mix for One Choice Blend+ 2015 Portfolio is expected to remain fixed, while the neutral mix for each of the remaining Funds will be adjusted over time to reduce the Fund’s allocation to stocks and increase its allocations to bonds and short-term investments according to a predetermined glide path. A graphical representation of the glide path is included in the prospectus.

The glide path has been designed by the portfolio managers to achieve the Funds’ longer-term risk and return goals. However, the portfolio manager may make modest deviations from the predetermined asset class allocations to better balance risks in changing market environments. The asset mix disclosed for each Fund is described as a “neutral” mix because it simply reflects the stock, bond and short-term investment allocations set forth in the predetermined glide path and does not reflect any decisions made by the portfolio managers to overweight or underweight an asset class.

The term “neutral” is commonly used in the investment management industry to describe an asset allocation devoid of short/medium-term deviations attributable to a portfolio manager’s view of the current market environment. Furthermore, we believe that the “Principal Investment Strategies” section, when read in its entirety, adequately describes the term “neutral mix.” We respectfully decline to make any changes to the disclosure.

3.Comment: For One Choice Blend+ 2015 Portfolio, please explain supplementally why the Fund name represents a target date that was six years ago. Please also explain the type of investor the Fund plans to seek and how a 2015 target date fund can launch in 2021.

Response: The target date in each Fund name refers to the approximate year in which an investor retired or plans to retire. We revised disclosure in the “Principal Investment Strategies” sections for One Choice Blend+ 2015 Portfolio (the “2015 Fund”) and One Choice Blend+ 2020 Portfolio (the “2020 Fund”) to clarify that the target date refers to the approximate year an investor “retired” (past tense). The revised disclosure appears in our Response to the second part of Comment 8 below.

It is appropriate to launch the 2015 Fund and 2020 Fund, despite being passed their respective target dates, because the Funds’ glide path continues to “de-risk” (i.e., become more conservative) until approximately five years after the target date. The 2015 Fund, being six years past its target date, has a neutral mix that is expected to remain fixed at 40% stock funds, 54% bond funds and 6% short-term funds. The neutral mix for the 2020 Fund, on the other hand, is currently 44% stock funds, 52% bond funds and 4% short-term funds and will not reach its most conservative allocation until approximately 2025.

4.Comment: The “Allocation Risk” refers to the managers' skills in determining, and implementing any changes from, the Fund's neutral mix. Please revise the strategy disclosure to address how the advisor determines the neutral mix and when it will be appropriate to deviate from it.

Response: As noted above, the Funds’ glide path has been designed by the portfolio managers to achieve long-term risk and return goals. A Fund’s neutral mix at a particular point in time is simply a function of where the Fund falls along the predetermined glide path.

In addition, each Fund’s “Principal Investment Strategies” section describes the portfolio managers’ ability to deviate from the neutral mix as follows:

In order to better balance risks in changing market environments, the portfolio managers may make modest deviations from the neutral mix in light of prevailing market conditions. In order to implement such deviations, the fund may purchase futures directly. We reserve the right to modify the neutral mix and underlying funds from time to time should circumstances warrant a change.

5.Comment: Please consider revising the glide path chart in the “Principal Investment Strategies” section to start at the launch year and label the target year.

Response: We believe that displaying the full glide path helps the investor gain an understanding of each Fund’s anticipated allocations over time and the general strategy of these Funds. Also, it helps the investor choose the Fund/allocation that is best for their unique circumstances.

However, we updated the glide path chart to refer to the periods before, at and after the “Target Date” rather than “Retirement”:

6.Comment: For each Fund, please include a reference to “emerging markets” in the “Principal Investment Strategies” section if the Fund plans to invest in emerging market securities principally at launch. Please also confirm that the Fund's disclosure is consistent with the staff's recent guidance regarding emerging markets, see ADI 2020-11.

Response: Each Fund’s “Principal Investment Strategies” section references a specific percentage allocation to NT Emerging Markets Fund, Avantis Emerging Markets Equity Fund, and Emerging Markets Debt Fund. Therefore, we do not believe it is necessary to add additional references to “emerging market securities” in this section.
We confirm that the Funds’ disclosure is consistent with ADI 2020-11. To bolster our disclosure, we added the following to the “Foreign Securities—Regulatory Risk” section and the second paragraph of the “Investing in Emerging Market Countries” section of the statement of additional information:

Regulatory Risk – Foreign companies generally are not subject to the regulatory controls imposed on U.S. issuers and, in general, there is less publicly available information about foreign securities than is available about domestic securities. Many foreign companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic companies and there may be less stringent investor protection and disclosure standards in some foreign markets. Certain jurisdictions do not currently provide the Public Company Accounting Oversight Board (“PCAOB”) with sufficient access to inspect audit work papers and practices, or otherwise do not cooperate with U.S. regulators, potentially exposing investors in U.S. capital markets to significant risks. Income from foreign securities owned by the funds may be reduced by a withholding tax at the source, which would reduce dividend income payable to shareholders.

Investing in Emerging Market Countries
Investing in securities of issuers in emerging market countries involves exposure to significantly higher risk than investing in countries with developed markets. Risks of investing in emerging markets countries may relate to lack of liquidity, market manipulation, limited reliable access to capital, and differing foreign investment structures. Emerging market countries may have economic structures that generally are less diverse and mature, and political systems that can be expected to be less stable than those of developed countries. Securities prices in emerging market countries can be significantly more volatile than in developed countries, reflecting the greater uncertainties of investing in lesser developed markets and economies. In particular, emerging market countries may have relatively unstable governments, and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or in certain instances, reversion to closed-market, centrally planned economies. Such countries may also have less protection of property rights than developed countries.
7.Comment: For each Fund, please include a reference to “real estate securities” in the “Principal Investment Strategies” section if the Fund plans to invest in real estate securities principally at launch.

Response: Each Fund’s “Principal Investment Strategies” section references a specific percentage allocation to NT Global Real Estate Fund. Therefore, we do not believe it is necessary to add additional references to “real estate securities” in this section.

Moreover, given each Fund’s relatively small allocation to NT Global Real Estate Fund (allocations range from 1.00% for One Choice Blend+ 2015 Portfolio to 2.70% for One Choice Blend+ 2065 Portfolio), we have removed “Real Estate Investing” as a principal risk.

8.Comment: Please include disclosure consistent with the first three sentences and last sentence of the “What are the funds’ principal investment strategies?” section to the “Principal Investment Strategies” for each Fund.

Response: The staff has requested that the following disclosure be added to the “Principal Investment Strategies” section for each Fund:

Each fund invests in a combination of underlying American Century Investments funds. Each fund’s neutral mix is intended to diversify investments among various asset classes such as stocks, bonds and short-term investments. Over time, the neutral mix will be adjusted in a step-like fashion.

The Registrant respectfully declines to make such change, as the requested disclosure is substantially similar to the following disclosure that already appears in each Fund’s “Principal Investment Strategies” section:

•Each Fund “seeks to achieve its objective by investing in other mutual funds and exchange-traded funds (ETFs) advised by American Century that represent a variety of asset classes and investment styles.

•The underlying stock funds draw on growth, value and quantitative investment techniques and diversify investments among small, medium and large U.S. and foreign companies. The underlying bond funds invest in fixed-income securities that vary by issuer type (corporate and government), credit quality (investment-grade and high-yield or “junk bonds”) and geographic exposure (domestic and international).

•Over time, the fund’s neutral mix will become more conservative by decreasing the allocation to stocks and increasing the allocation to bonds and short-term investments.

The staff also requested that the following disclosure be added to each Fund’s “Principal Investment Strategies” section: “[The target date] is intended only as a general guide and assumes a retirement age of 65.” Each Fund’s disclosure has been revised as requested. For example:

The target date in the fund name (2015) refers to the approximate year an investor retired~~plans to retire and likely would stop making new investments in the fund~~. The target date does not necessarily represent the specific year you expect to need your assets. It is intended only as a general guide and assumes a retirement age of 65. The fund ~~assumes a retirement age of 65 and~~ may not be appropriate for an investor who ~~plans to~~ retired at or near the target date, but at an age well before or after 65. …

If you have any questions with regard to the above responses, please contact the undersigned at Vincent_Lewis@americancentury.com or 816-340-3456.

                        Sincerely,

                            /s/ Vincent Lewis
                            Vincent Lewis
                            Corporate Counsel